Results of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on September 19, 2006. At this meeting, shareholders voted on the election of trustees.

With regard to the election of the following trustees by common shareholders of the Fund:

						# of Shares
					In Favor	Withheld

Tracy V. Maitland			12,386,503	174,164
Nicholas Dalmaso			12,090,024	470,643

The other trustees of the Fund whose terms did not expire in 2006 are Randall C. Barnes, Daniel Black, Derek Medina, Ronald A. Nyberg,
Gerald L. Seizert and Michael A. Smart.